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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2002

SONERA CORPORATION
(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-4 of Telia AB (Registration Statement No. 333-100213).

        This report on Form 6-K contains a press release dated November 30, 2002 announcing RELANDER IN PRE-TRIAL DETENTION.

1(1)

SONERA CORPORATION
STOCK EXCHANGE RELEASE

November 30, 2002, at 12.45 p.m.

RELANDER IN PRE-TRIAL DETENTION

        Sonera Corporation has learned today that The District Court of Helsinki has today authorized the pre-trial detention of Kaj-Erik Relander, the former President and CEO of Sonera. The reason for the pre-trial detention is that he is suspected on reasonable grounds for gross violation of secrecy of communications. Kaj-Erik Relander served as the President & CEO of Sonera Corporation from January 1, 2001 to July 31, 2001.

        On October 14, 2002, Sonera Corporation requested the police to investigate the allegations published in the media according to which the company had violated the secrecy of communications in the years 2000 and 2001. After this, the police launched a pre-trial investigation.

SONERA CORPORATION

Jyrki Karasvirta,
Vice President,
Acting Head of Corporate Communications

DISTRIBUTION:
HEX
Major media

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 December, 2002
SONERA CORPORATION
	By:	/s/ JYRKI KARASVIRTA Jyrki Karasvirta Head of Corporate Communications
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

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SONERA CORPORATION STOCK EXCHANGE RELEASE November 30, 2002, at 12.45 p.m.
RELANDER IN PRE-TRIAL DETENTION
SIGNATURES